UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2017

Commission File Number 333-209744

TODOS MEDICAL LTD.

(Translation of registrant's name into English)

  1 Hamada Street

Rehovot, Israel

+972-8-633-3964

 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Notice of Allowance of US Patent Application

On August 18, 2017, Todos Medical Ltd. (the “Company”) received a notice of allowance from the United States Patent and Trademark Office with regard to US Patent Application 14/894,128. This is an application regarding (i) analysis of an infrared (“IR”) spectrum of a peripheral blood mononuclear cells (“PBMC”) to indicate the presence of a benign tumor in breast tissue and in the gastrointestinal tract, and (ii) analysis of an infrared (“IR”) spectrum of a blood plasma sample to indicate the presence of a benign tumor. The issue fee payment is due by November 18, 2017, and the Company expects the patent to issue within two months of the payment of the issue fee. The Company believes that this patent is an important milestone in protecting the Company’s technology and in strengthening the Company’s position as a leader in its field.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TODOS MEDICAL LTD.

By:	/s/ Rami Zigdon
Name: Rami Zigdon
Title: Chief Executive Officer
Date: August 24, 2017